SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Notice to the Market dated November 24, 2009

Item 1.

COSAN LIMITED Issuer of BDRs Corpotate Taxpayer's ID (CNPJ/MF): 08.887.330/0001-52

Notice to the Market

COSAN LIMITED (NYSE:CZZ; Bovespa:CZLT11), a foreign-registered company and sponsor of a BDR Level 3 program, hereby announces that corporate planning was approved within companies from its controlling group, being Aguassanta Participações S.A., Queluz Holdings Limited (“Queluz”) and Usina Bom Jesus S.A. Açúcar e Álcool, aiming at consolidating the control with Mr. Rubens Ometto Silveira Mello.

This planning may result, but not necessarily, in the sale by Queluz of up to around 5,500,000 class A common shares issued by Cosan Limited (“Class A Shares”) within approximately 12 months, never exceeding 1% of total Class A Shares, or 1,743,553 shares, in a given 90-day period, pursuant to Securities Act Rule 144 and other applicable provisions of the same Act. Its class B share position remains unaltered, therefore.

Such Class A Shares were acquired by Queluz during private placement with participation of certain investment funds managed by affiliates of Gávea Investimentos Ltda, ended on October 27th, 2008.

São Paulo, November 24, 2009

Marcelo Martins
CFO and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	November 25, 2009	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial and Investor Relations Officer